mLIGHT TECH,INC.
3100 Airway Avenue
Suite 141
Costa Mesa, CA 92626

April 3, 2014

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-0406

Re: mLight Tech, Inc.
Amendment No. 2 to Form 8-K
Supplemental Response Dated March 20, 2014
File No. 333-169805

Dear Mr. Spirgel:

This letter is in response to your comment letter dated March 26, 2014 concerning Amendment No.2 to Form 8-K, specifically our Supplemental Response dated March 20, 2014.

Please note that all references to changes in response to you letter of March 26, 2014 are those changes set forth in the Company's 8-K/A (Amendment no. 3), a draft of which is being attached to this letter. Following your review of the draft, we will make further changes, if necessary, and file the Amendment No. 3.

Unaudited Financial Statements for the Nine Months Ended September 30, 2013 and 2012
Report of Independent Registered Public Accounting Firm, page 44

Comment 1. Please have your auditors update the last paragraph of their report to reflect the same date as the auditor’s report for your financial statements for the years ended December 31, 2012 and 2011 when filed.

Response:

The auditors have updated the last paragraph of their audit report to reflect April 1, 2014 to be the report date.

Statements of Stockholders’ Deficit, page 47

Comment 2. Please revise the description of the ‘Repayment of advance’ to reflect as conversion of advance to shareholder to compensation expense. You disclose in Note 7 that advances to your largest shareholder and sole officer of $68,432 have been recorded as compensation.

Response:

The description of the “Repayment of advance” has been revised to state “Compensation to shareholder”, and has been updated in the Statements of Shareholder’s Deficit.

Pro Forma Statements of Operations for the Twelve Months Ended September 30, 2013, page 57

Comment 3. Please delete the pro forma adjustment from selling, general & administrative expenses of $10,000 as professional fees incurred in conjunction with the acquisition are non-recurring and should not be included in the pro forma statements of operations pursuant to Rule 11-02 of Regulation S-X.

Response:

We have deleted the pro forma adjustment from selling, general and administrative expenses of $10,000 as professional fees incurred in conjunction with the acquisition as per your request.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the Untied States.

If you have any questions, please do not hesitate to contact me.

Sincerely,

By:	/s/ Todd Sudeck
Todd Sudeck
President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 3)

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) 10/31/13

mLight Tech, Inc.
(Exact name of registrant as specified in its charter)

Florida	333-169805	27-3436055
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3100 Airway Avenue, Suite 141, Costa Mesa, CA	92626
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code 949-981-3464

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

References throughout this Amended Current Report on Form 8-K to "we," "our," "us," "the Company," "the Registrant," "mLight Tech" and similar terms refer to mLight Tech, Inc., unless otherwise expressly stated or the context otherwise requires. This Current Report contains summaries of the material terms of the agreements executed in connection with the transactions described herein. The summaries of these agreements are subject to, and qualified in their entirety by, reference to those agreements.

On November 6, 2013, we filed a Current Report on Form 8-K (the “Original Report”) to report that we completed the transactions contemplated by an Agreement of Purchase and Sale of Stock dated October 31, 2013 (the “Agreement”), by and between the Company and the sole shareholder of The Ding King Training Institute, Inc. (“DKTI”). We acquired all of the issued and outstanding shares of The Ding King Training Institute, Inc., in exchange for the issuance of 2,500,000 shares of our common stock. As a result of the Agreement The Ding King Training Institute, Inc., which was incorporated in California in 2004, became a wholly-owned subsidiary of the Company.

At the time of closing of the Agreement of Purchase and Sale of Stock, we were in the development stage and had nominal operations and limited assets, which makes us a "shell company" as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). We were not a "blank check company" as defined by Rule 419 of the Securities Act of 1933, as amended ("Securities Act").

On November 19, 2013, we filed an Amended Current Report on Form 8-K/A (Amendment No. 1) to include the Pro-forma Financial Information required as a result of the subject transaction.

On December 4, 2013, we filed an Amended Current Report on Form 8-K/A (Amendment No. 2) to provide disclosures that are required when an issuer, like us, reports a reverse merger and similar transactions and ceases to be a shell company, as required under Item 2.01(f) of the Current Report.

This Amended Current Report on Form 8-K/A (Amendment No. 3) is to provide additional disclosures as requested by SEC Staff in their letter dated March 26, 2014, and February 21, 2014 including revised Pro-forma Financial Information (Exhibit 9.3 hereto) and updated unaudited financial statements of The Ding King Training Institute, Inc. for the periods ended September 30, 2013 and September 30, 2012 (Exhibit 9.2 hereto) and revised audited financial statements of the Ding King Training Institute, Inc. for the years ended December 31, 2012 and 2011 (Exhibit 9.1 hereto).

Item 1.01 Entry Into a Material Definitive Agreement.

Please see the disclosures set forth under Item 2.01 herein below.

Item 2.01 Completion of Acquisition or Disposition of Assets.

On October 31, 2013, (the “Closing Date”), mLight Tech, Inc., a Florida corporation (the “Company”), entered in an Agreement of Purchase and Sale of Stock (the “Agreement”) with The Ding King Training Institute, Inc., a California corporation (“DKTI”) and the individual standing as the sole equity-holder of DKTI (the “Equity-Holder”). The Equity-Holder, Todd Sudeck, is also the majority shareholder, sole Director, Chief Executive Officer, President, Secretary, Chief Financial Officer and Treasurer of the Company. Pursuant to the terms of the Agreement, the Company acquired one hundred percent (100%) of the issued and outstanding capital stock of DKTI in exchange for the issuance of Two Million Five Hundred Thousand (2,500,000) restricted shares of the Company's Common Stock. This summary of the Agreement does not purport to be a complete statement of the terms of the Agreement. The summary is qualified in its entirety by reference to the full text of the Agreement which was filed as Exhibit 2.1 to the Original Report and incorporated by reference.

The principal business of DKTI, which was incorporated in California in 2004, is the training of individuals for a career as a technician in the Automotive Appearance Industry, which includes Paintless Dent Repair, Interior Restoration, Windshield Repair, Window Detailing, Odor Removal, Detailing and Alloy Wheel Repair. The individual students are employees of auto body shops, car dealers and entrepreneurs looking to start their own businesses. DKTI is located in Costa Mesa, California.

The information required by Item 2.01(f), not otherwise contained in this Item 2.01, is disclosed in Item 8.01 below.

Item 3.01 Unregistered Sales of Equity Securities.

In connection with the closing of the Agreement described in Item 2.01 above, the Company authorized the issuance of 2,500,000 shares of Common Stock to the Equity-Holder. The Equity-Holder has acknowledged that the shares issued pursuant to the Agreement had not been registered under the Securities Act of 1933 (the “Securities Act”) and that they constitute “restricted securities” as that term is defined in Rule 144 promulgated under the Securities Act. The certificates representing such shares of Common Stock will bear a restrictive legend. The issuance of the securities to the Equity-Holder under the Agreement was conducted in reliance upon Section 4(2) of the Securities Act.

Item 4.01 Changes in Registrant’s Certifying Accountants.

(1) Previous Public Independent Accountant:

a.	On October 31, 2013, the Company dismissed the registered independent public accountant, Messineo & Co., CPAs LLC (“PM”) of Clearwater, Florida.

b.
The report of PM on the financial statements of the Company for the years ended September 30, 2012, September 30, 2011 and ended September 30, 2010 contained no adverse opinion, disclaimers of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, other than an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

c.
Our sole Director participated in and approved the decision to change independent accountants. Including (i) the fiscal years ended September 30, 2010 through September 30, 2012 and the period covered by the financial review of the financial statements of the subsequent quarterly periods ended June 30, 2013, and (ii) through the interim period ended October 31, 2013 ( the date of dismissal of PM, there have been no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with PM on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PM would have caused it to make reference to the subject of such disagreements in their reports on the financial statements of such years. Further, there have been no reportable events (as described in Item 304(a)(1)(v) of Regulation S-K).

d.	During the interim period through October 31, 2013, there have been no reportable events with us as set forth in Item 304(a)(1)(iv) of Regulation S-K.

e.
The Company provided a copy of the foregoing disclosures to PM prior to the date of the filing of this Report and requested that PM furnish a letter addressed to the Securities and Exchange Commission stating whether or not he agrees with the statements in this Report. A copy of the letter of PM, dated November 4, 2013, stating that he agrees with the statements concerning his firm contained herein is attached hereto as Exhibit 16.1.

(2) New Independent Public Accountant:

a.
On October 31, 2013, the Company engaged Haskell & White LLP Certified Public Accountants (“H&W”) of Irvine, California, as its new registered independent public accountant. During the years ended September 30, 2010, September 30, 2011 and September 30, 2012 and prior to October 31, 2013 (the date of new engagement), the Company did not consult with H&W regarding (i) the application of accounting principles to a specific transaction, (ii) the type of audit opinion that might be rendered on the Company's financial statement by H&W, in either case where written or oral advice provided by H&W would be an important factor considered by us in reaching a decision as to any accounting or financial reporting issues or (iii) any other matter that was the subject of a disagreement between us and our former auditor or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively; except that the financial statements of DKTI for the years ended December 31, 2011 and December 31, 2012 were audited by H&W.

Item 8.01 Other Events.

We are providing the additional information to that reported above that would have would have been included in a Form 10 as if the Issuer were to file a Form 10. Please note that the information below relates to the current operations acquired through the closing of the Agreement of Purchase and Sale of Stock referred to in Item 2.01, above.

1. Business.

Description of Our Business.

As a result of the closing of the Agreement of Purchase and Sale of Stock, the Company acquired The Ding King Training Institute, Inc. The Ding King Training Institute, our wholly owned subsidiary, is a California State Licensed Vocational School with the Bureau for Private Post-Secondary Education (BPPE #301591) and also authorized to sell business opportunities in the Automotive Appearance Training industry.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

As used herein and except as otherwise noted, the term “Company”, “it(s)”, “our”, “us”, “we” and “DKTI” shall mean Ding King Training Institute, Inc., a California corporation.

Overview of the Business

DKTI is in the business of training individuals for a career as a technician in the Automotive Appearance Industry, which includes paintless dent repair, interior restoration, windshield repair, window detailing, odor removal, detailing and alloy wheel repair. The potential students are employees of auto body shops, car rental companies and car dealers as well as entrepreneurs looking to start their own businesses. DKTI is a California State Licensed Vocational School with the Bureau for Private Post-Secondary Education (BPPE #301591) and also authorized to sell business opportunities in the Automotive Appearance Training industry.

During the calendar years 2012 and 2011, DKTI graduated 84 students completing 117 courses and 97 students completing 137 courses offered by DKTI, with the majority having completed courses in paintless dent repair. DKTI offers its courses at one location in Costa Mesa, California. No online classes are presently offered by DKTI. The Company hired 3 non-employee instructors to teach the courses offered by DKTI.

DKTI offers the following courses at the tuition rates indicated. The tuition rates include a $75 registration fee and all tools and equipment necessary, where applicable:

●
Paintless Dent Repair (“PDR”) - The objective of the PDR course is to provide intensive training to an individual who has the goal to continue his hands-on training at home or on-the-job upon graduation. Graduates will have the knowledge to properly access and remove door dings and minor dents from a vehicle without sanding, filling, or painting.

●
SMART Paint Repair - The objective of the SMART Paint Repair program is to provide extensive training to an individual who has the goal to properly repair a wide variety of paint damage utilizing new paint technology. Upon completion, DKTI certifies the graduate for the field. The course is the ultimate for learning everything required to become a professional mobile or shop paint repair technician.

●
Chip King - The objective of theChip King course is to provide training to an individual who has the goal to properly estimate and repair minor paint chips, scratches and nicks on a vehicle. Students will also receive on-going technical support by phone.

●
Interior Restoration - The objective of the Interior Restoration course is to teach each student the correct principles in repairing all types of interior/upholstery damage. Graduates will be skilled in repairing all types of interior/upholstery damage including seats, carpets, panels, dashboards, headliners, etc.

●
Windshield Repair - The objective of the Windshield Repair course is to teach each student the correct skills and principles in repairing various types of windshield damage. Graduates will be skilled in repairing various types of windshield damage. They will learn to repair Star Breaks, small cracks and Bulls Eyes.

●
Window Tinting - The objective of the Window Tinting course is to teach students to properly apply and remove film on all types of glass and windows. This program is designed to provide extensive “hands-on” training in all aspects of the window tinting trade.

●
Detailing - The objective of theDetailing course is to provide extensive intensive training to an individual who has the goal to properly estimate and detail a vehicle from start to finish. The student will also receive on-going technical support by phone. This program is designed to provide hands-on training in all aspects of the Auto Detailing system. The Auto Detailing system is a complete and comprehensive package designed to make any vehicle look like is just came off the showroom floor by removing scratches, acid rain, oxidation, over-spray, and other minor blemishes without burning the paint or leaving swirl marks.

●
Odor Removal - The objective of the Odor Removal course course is to teach the student correct principles in odor removal from a vehicle. The Odor Removal System eliminates unwanted odors from the inside of a vehicle. It's not a cover-up, but a true odor-oxidizing agent that wipes out odors permanently, leaving the interior of the vehicle smelling like new.

●
Alloy Wheel Repair - The objective of the Alloy Wheel Repair course is to provide extensive and intensive training to an individual who has the goal to properly estimate and repair a wide variety of wheel damage. The Alloy Wheel Repair system is a complete comprehensive package offering the tools and equipment needed for all types of wheel repairs, including minor chips and scratches, scuffs and gouges, rust spots and clear coat damage.

Financial Operations Overview

Results of Operations for the twelve months ended December 31, 2012 and 2011

Revenues for the year ended December 31, 2012 and 2011 were $713,875 and $943,757, respectively. Revenues decreased in 2012 by $229,882 or 24.4% primarily due to the reduction in enrollment of students and completion of courses. In 2012, 84 students enrolled into training programs completing 117 training courses as compared to in 2011, 97 students enrolled into training programs completing 137 courses. The Company offered same training courses in both 2012 and 2011.

Cost of sales for the year ended December 31, 2012 and 2011 were $304,234 and $463,120, respectively. Cost of sales as a percentage of revenues was 42.6% in 2012 as compared to 49.1% in 2011. Cost of sales decreased by $158,886 or 34.3% in 2012 as compared to 2011 primarily due to the management’s better planning and controlling costs in 2012 in offering training courses.

Sales, general and administrative expense (S,G&A) for the year ended December 31, 2012 were $413,729 compared to $396,242 for the same comparable period in 2011. S,G&A expenses increased by $17,488 or 4.4% in 2012 primarily due to general increase in sales and marketing promotions expense incurred by the Company to enroll new students, and increase in administrative and consulting fees. We expect our costs to continue to fluctuate until we begin to generate substantial increase in revenues.

Interest expense for the year ended December 31, 2012 was $55,217 compared to $45,701 for the same comparable period in 2011. Interest expense increased by $9,516 or 20.8% in 2012 as compared to 2011, primarily due to DKTI borrowing additional cash of $88,000 in promissory notes during 2012 at an annual interest rate of 10%, which resulted in increase of interest expense in 2012 as compared to 2011.

As a result of the above explanations, the Company recorded a loss of $60,105 in 2012 as compared to a net income of $37,894 for the same comparable period in 2011.

Liquidity and Capital Resources

The accompanying financial statements for the years ended December 31, 2012 and 2011 have been prepared on a basis that contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. We have incurred a net loss of $60,105 in 2012 and used net cash in operating activities of $55,526. In addition, we have an accumulated deficit of $1,096,644 and $1,169,911 in working capital deficiency as of December 31, 2012. These conditions raise a substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern. Our ability to continue as a going concern depends on our ability to enroll additional students and provide a wide variety of training courses that generates sufficient revenue and cash flows to meet our obligations and our ability to obtain additional financing or sell common stock as may be required to fund our current operations. Management’s plans include generating income by offering additional training courses to permit us to generate sufficient cash flows to continue as a going concern. There is no assurance these plans will be realized.

Net cash flows used in operating activities for the year ended December 31, 2012 was $55,526, primarily due to the net loss of $60,105, offset by depreciation expense of $630, decrease in other assets of $102, decrease in accrued liabilities of $6,857, increase in payroll and sales tax payable of $8,287, decrease in refundable deposits of $1,800 and increase in accrued interest of $4,217. Net cash flows used in operating activities for the year ended December 31, 2011 was $12,439 primarily due to the net income of $37,894, depreciation expense of $1,010, decrease in accrued liabilities of $119,293, increase in payroll and sale tax payable of $33,177, decrease in purchase commitments of $4,920, decrease in refundable deposits of $14,390 and increase in accrued interest of $54,083.

Net cash flows provided by financing activities for the year ended December 31, 2012 was $69,272 principally due to $105,000 of cash received from notes payable, cash payment of $3,877 of advances to shareholder, cash funding of $11,614 of bank overdraft, and cash re-payment of $20,237 of notes payable. Net cash flows provided by financing activities for the year ended December 31, 2011 was $4,429 due to the cash received of $38,700 from notes payable, cash receipt of $11,614 from the bank, cash payment of advances of $38,605 to shareholder, and cash repayments of $7,280 of notes payable.

As a result of the above activities, we experienced a net increase in cash and cash equivalents of $13,746 for the year ended December 31, 2012, and a net decrease in cash and cash equivalents of $8,010 for the year ended December 31, 2011. Cash and cash equivalents at December 31, 2012 amounted to $13,746.

To date, we have financed our operations primarily through borrowings from our President and Chief Executive Officer and by executing promissory notes from time to time for our working capital requirements. Our working capital and other capital requirements for the next twelve months will vary based upon a number of factors, including the period required to bring our proposed training programs to commercial viability. However, because several factors related to the growth of our operations remain outside of our control, there can be no assurance we will achieve commercial viability on our anticipated timeline.

We believe that existing funds, funds generated from our operations, plus those we raise from borrowings will be sufficient to support our operations for the next twelve months. However, it is possible we will not be able to maintain our training programs and other services through such period or that we will not raise sufficient additional funds from and borrowings to cover operational expenses. Under those circumstances, we will need to obtain additional funding to support our operations. Because we have no contractual commitments with respect to any of these initiatives, there can be no assurance that additional funds for operations will be available on commercially reasonable terms or in the necessary amounts. Our inability to obtain any needed additional financing would have a material adverse effect on us, including possibly requiring us to significantly curtail our operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition at September 30, 2013 and 2012 (unaudited) and results of operations for the nine months ended September 30, 2013 and 2012 (unaudited) should be read together with the audited financial statements as of December 31, 2012 and 2011 and accompanying notes of Ding King Training Institute, Inc. (“DKTI”), and the other financial information appearing elsewhere.

During the nine months ended September 30, 2013, the Company enrolled 61 students to take 76 training courses as compared to enrolling 66 students to take 81 training courses during the nine months ended September 30, 2012. The majority of the courses attended by the students related to paintless dent repair. DKTI offers its courses at one location in Costa Mesa, California. No online classes are presently offered by DKTI. The Company used 2 full time and one part-time non-employee instructors who teach the courses offered by DKTI.

Financial Operations Overview

Results of Operations for the nine months ended September 30, 2013 and 2012 (Unaudited)

Revenues for the nine months ended September 30, 2013 and 2012 were $636,962 and $586,689, respectively. Revenues increased in 2013 by $50,273 or 8.6 primarily due to the Company recording $180,000 in licensing revenues starting January 1, 2013, which was partially offset due to the reduction in revenues since the students enrolment and completion of courses in 2013 was lower than in the comparable period in 2012. The Company enrolled 61 students to complete 76 training courses in 2013 as compared to enrolling 66 students to complete 81 training courses for the same comparable period in 2012. In January 2013, the Company entered into a licensing agreement with Dent Tools whereby, DKTI granted an exclusive license to sell Dent Tools merchandise online under the Ding King name and logo on the DKTI website. Dent Tools agreed to pay DKTI a royalty of $300,000 over a 24 month period. The payment terms agreed for licensing were $20,000 per month for the calendar year 2013 and the remaining balance of $60,000 to be paid at the monthly amount of $5,000 over the next twelve months. As a result, the Company recorded $180,000 and $0 in licensing income for the nine months ended September 30, 2013 and 2012, respectively.

Cost of sales for the nine months ended September 30, 2013 and 2012 were $240,417 and $310,770, respectively. Cost of sales as a percentage of revenues was 37.7% in 2013 as compared to 53.0% in 2012. Cost of sales decreased by $70,353 or 22.6% in 2013 as compared to 2012 primarily because the Company did not incur any cost associated with earning licensing revenues of $180,000 in 2013. Cost of sales as a percentage of revenue excluding licensing income remained relatively the same 52.6% in 2013 as compared to 53% in 2012.

Sales, general and administrative expense (S,G&A) for the nine months ended September 30, 2013 were $427,132 compared to $313,832 for the same comparable period in 2012. S,G&A expenses increased by $113,300 or 36.1% in 2013 primarily due to increase in payroll costs, bad debt expense and increase in other general and administrative and consulting expenses in 2013. We expect our costs to continue to fluctuate until we begin to generate substantial increase in revenues.

Interest expense for the nine months ended September 30, 2013 was $12,373 compared to $44,399 for the same comparable period in 2012. Interest expense decreased by $32,024 or 72.1% in 2013 as compared to 2012, primarily due to (a) DKTI settling payments on certain promissory notes during 2013, and (b) the expiration of statute of limitation on a promissory note of $400,000 as of December 31, 2012.

The Company obtained an unconditional release from the holder of a certain $400,000 note payable who acknowledged in writing that the statute of limitations bars him from any collection efforts and that the terms of the proposed security interest and stock conversion features were never formally made part of the note, and, therefore, is no longer relevant. The Company has cancelled the promissory note and recorded the principal note amount of $400,000 and accrued interest of $120,000 as debt extinguishment under other income.

As a result of the above explanations, the Company recorded a net income of $475,736 for the nine months ended September 30, 2013 as compared to a loss of $83,585 for the same comparable period in 2012.

Liquidity and Capital Resources

The accompanying financial statements for the nine months ended September 30, 2013 and 2012 have been prepared on a basis that contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. We have recorded a net income of $475,736 in 2013 and have net cash used in operating activities of $24,032. In addition, we have an accumulated deficit of $620,908 and $627,606 in working capital deficiency as of September 30, 2013. These conditions raise a substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern. Our ability to continue as a going concern depends on our ability to enroll additional students and provide a wide variety of training courses that generates sufficient revenue and cash flows to meet our obligations and our ability to obtain additional financing or sell common stock as may be required to fund our current operations. Management’s plans include generating income by offering additional training courses to permit us to generate sufficient cash flows to continue as a going concern. There is no assurance these plans will be realized.

Net cash flows used in operating activities for the nine months ended September 30, 2013 was $24,032, primarily due to the net income of $475,736, offset by depreciation expense of $505, gain on extinguishment of debt of $520,000, conversion of shareholder’s advance into compensation of $68,432, increase in accounts receivable of $88,583, increase in bank overdraft of $3,499, increase in accounts payable of $6,616, increase in accrued expenses of $23,191, decrease in refundable deposits of $800 and increase in accrued interest of $7,373. Net cash flows used in operating activities for the nine months ended September 30, 2012 was $17,742 primarily due to the net loss of $83,585, depreciation expense of $473, increase in accounts receivable of $1,000, decrease in bank overdraft of $11,614, increase in accounts payable of $21,117, decrease in accrued expenses of $3,632, increase in refundable deposits of $24,100 and increase in accrued interest of $36,399.

Net cash flows used in investing activities for the nine months ended September 30, 2013 was $2,368 primarily due to the cash paid for purchase of property and equipment.

Net cash flows provided by financing activities for the nine months ended September 30, 2013 was $12,654, principally due to $35,000 of cash received from notes payable and cash re-payment of $22,346 of the notes payable. Net cash flows provided by financing activities for the nine months ended September 30, 2012 was $33,293 due to the cash received of $35,000 from notes payable, cash receipt of $15,530 as advances from the shareholder, and cash repayment of $17,237 of notes payable.

As a result of the above activities, we experienced a net decrease in cash and cash equivalents of $13,746 for the nine months ended September 30, 2013, and a net increase in cash and cash equivalents of $15,551 for the nine months ended September 30, 2012. Cash and cash equivalents at December 31, 2012 amounted to $13,746.

To date, we have financed our operations primarily through borrowings from our President and Chief Executive Officer and by executing promissory notes from time to time for our working capital requirements. Our working capital and other capital requirements for the next twelve months will vary based upon a number of factors, including the period required to bring our proposed training programs to commercial viability. However, because several factors related to the growth of our operations remain outside of our control, there can be no assurance we will achieve commercial viability on our anticipated timeline.

We believe that existing funds, funds generated from our operations, plus those we raise from borrowings will be sufficient to support our operations for the next twelve months. However, it is possible we will not be able to maintain our training programs and other services through such period or that we will not raise sufficient additional funds from and borrowings to cover operational expenses. Under those circumstances, we will need to obtain additional funding to support our operations. Because we have no contractual commitments with respect to any of these initiatives, there can be no assurance that additional funds for operations will be available on commercially reasonable terms or in the necessary amounts. Our inability to obtain any needed additional financing would have a material adverse effect on us, including possibly requiring us to significantly curtail our operations.

Effects of Inflation

We do not believe that inflation has had a material impact on our business.

Critical Accounting Estimates and Policies

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and judgments related to the application of certain accounting policies.

While we base our estimates on historical experience, current information and other factors deemed relevant, actual results could differ from those estimates. We consider accounting estimates to be critical to our reported financial results if (i) the accounting estimate requires us to make assumptions about matters that are uncertain and (ii) different estimates that we reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have material impact on our financial statements.

We consider our policy for revenue recognition due to the continuously evolving standards and industry practices related to revenue recognition, wherein any changes could materially impact the way we report revenues. Accounting policies related to income taxes are also considered to be critical as these policies involve considerable subjective judgment and estimation by management. Critical accounting policies and our procedures related to these policies are described below.

Revenue Recognition

The Company’s tuition packages vary in price according to the different types of training programs purchased by the students. Upon commencement of the courses, the Company recognizes as revenue any deposits previously received, as they are non-refundable upon commencement of the courses. The remaining tuition from the student or the student’s employer, which is received upon the commencement of the course, is recognized as revenue upon the completion of the training courses, the duration of which is one to two weeks.

The Company’s revenue recognition policy is based on the revenue recognition criteria established under the SEC’s Staff Accounting Bulletin No. 104. The criteria and how the Company satisfies each element are as follows: (1) persuasive evidence of an arrangement - the Company and the student or the student’s employer (the customer) enters into a signed contract with the Company; (2) delivery has occurred - as noted above, upon the commencement of the course, the deposit is non-refundable and upon completion of the course, the Company has provided all services to be delivered to the student under the contract; (3) the price is fixed and determinable - the signed contract indicates a fixed dollar amount for the tuition for the courses enrolled by the student; (4) collectability is reasonable assured - the Company receives as payment a deposit and the balance of the tuition before the course is completed and no credit is extended, therefore there is no collection risk.

Environmental Matters

Our operations are subject to evolving federal, state and local environmental laws and regulations related to the discharge of materials into the environment. Our process is not expected to produce harmful levels of emissions or waste by-products. However, these laws and regulations would require us to remove or mitigate the environmental effects of the disposal or release of substances at our site should they occur. Compliance with such laws and regulations can be costly. Additionally, governmental authorities may enforce the laws and regulations with a variety of civil and criminal enforcement measures, including monetary penalties and remediation requirements. We are not aware of any area of non-compliance with federal, state or local environmental laws and regulations as of the date of this report. Management has not recorded a reserve for any contingencies related to this area, however that is based on management current understanding of the applicable laws and regulations that are subject to interpretation by the regulatory authorities.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting requirements and those imposed under federal and state tax laws. Deferred taxes are provided for timing differences in the recognition of revenue and expenses for income tax and financial reporting purposes and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Risk Factors.

The following risks and highly speculative factors that may affect our business:

1. THE SUCCESS OF OUR BUSINESS DEPENDS ON CONTINUED GROWTH OF THE PAINTLESS DENT REPAIR INDUSTRY.

Expansion in the business of training of technicians for the Paintless Dent Repair Industry will depend upon continued growth of the Paintless Dent Repair industry itself. If for any reason the PDR industry does not expand, the need for the training of technicians in the industry will not increase and may, in fact, decline, as a result the demand for our services would be significantly reduced, thereby significantly affecting our sales and the success of our business.

2. IF ECONOMIC OR OTHER FACTORS NEGATIVELY AFFECT THE SMALL AND MEDIUM-SIZED BUSINESS SECTORS, OUR CUSTOMERS MAY BECOME UNWILLING OR UNABLE TO PURCHASE OUR SERVICES WHICH MAY CAUSE OUR REVENUETO DECLINE AND IMPAIR OUR ABILITY TO OPERATE PROFITABLY.

Our target customers are small and medium-sized businesses and individuals wishing to enter into the PDR business. These potential customers are more likely to be significantly affected by economic downturns than larger, more established businesses. Additionally, these potential customers often have limited discretionary funds, which they may choose to spend on items other than our services. If small and medium-sized businesses experience economic hardship, they may be unwilling or unable to expend resources to engage our PDR-training services, which would negatively affect the overall demand for our services and products and could cause our revenue to decline.

3. OUR OPERATING RESULTS ARE DIFFICULT TO PREDICT AND FLUCTUATIONS IN OUR PERFORMANCE MAY RESULT IN VOLATILITY IN THE MARKET PRICE OF OUR COMMON STOCK.

Due to our business model, the unpredictability of our operating results is difficult to quantify. We expect to experience fluctuations in our operating and financial results due to a number of factors, such as:

●	our ability to increase the enrollment of new students, and satisfy our customers' requirements;
●	possible changes in our pricing policies;
●	the introduction of new services and products by us or our competitors;
●	our ability to hire, train and retain members of our sales force;
●	our ability to hire, train and retain instructors for out training programs;
●	the rate of expansion and effectiveness of our sales force;
●	general economic conditions which affect the market for non-mechanical automotive repair services if there is sustained economic downturn;
●	additional investment in our services or operations; and
●	our success in maintaining and adding strategic marketing relationships.

4. WE FACE GROWING COMPETITION. IF WE ARE UNABLE TO COMPETE SUCCESSFULLY, OUR BUSINESS WILL BE SERIOUSLY HARMED.

The market for our training services is competitive and has relatively low barriers to entry. Our competitors vary in size and in the variety of services they offer. We encounter competition from a wide variety of other PDR training entities, both geographically close and distant.

In addition, due to relatively low barriers to entry in our industry, we expect the intensity of competition to increase in the future from other established and emerging companies. Increased competition may result in price reductions, reduced gross margins, and loss of market share, any one of which could seriously harm our business. We also expect that competition will increase as a result of industry consolidations and formations of alliances among industry participants.

Moreover, many of our current competitors have significantly greater financial, technical, marketing and other resources, and greater brand recognition and, we believe, a larger installed base of customers. These competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. They may be able to devote greater resources to the promotion and sale of their services than we can. If we fail to compete successfully against current or future competitors, our revenue could increase less than anticipated, or even decline, and our business could be significantly harmed.

5. OUR FAILURE TO ESTABLISH NATIONAL BRAND AWARENESS TO THE DING KING TRAINING INSTITUTE, WITHIN A SHORT PERIOD OF TIME COULD COMPROMISE OUR ABILITY TO COMPETE AND TO GROW OUR BUSINESS.

As a result of the anticipated increase in competition in our market, and the likelihood that some of this competition will come from companies with established brands, we believe brand name recognition and reputation will become increasingly important. Our planned strategy which includes relying significantly on third-party strategic marketing relationships to find new customers may impede our ability to build brand awareness, as our customers may mistakenly believe our services will be those of the parties with which we have strategic marketing relationships. If we do not continue to build brand awareness, we could be placed at a competitive disadvantage to companies whose brands are more recognizable than ours.

6. IF WE CANNOT ADAPT TO TECHNOLOGICAL ADVANCES OUR SERVICES MAY BECOME OBSOLETE AND OUR ABILITY TO COMPETE WOULD BE IMPAIRED.

Changes in our industry could occur very rapidly, including changes in the way PDR is conducted. As a result, our services could become obsolete within a short time period. The introduction of competing methods/equipment employing new technologies and the evolution of new industry standards could render our existing equipment or services obsolete and unmarketable. To be successful, our services and equipment must keep pace with technological developments and evolving industry standards, address the ever-changing and increasingly sophisticated needs of our customers, and achieve market acceptance. If we are unable to develop new services or equipment, or enhancements to our services or equipment, on a timely and cost-effective basis, or if new services or equipment or enhancements do not achieve market acceptance, our business would be seriously harmed.

7. WE MAY NEED ADDITIONAL FINANCING TO SUPPORT OUR BUSINESS GROWTH. IF WE DO NOT OBTAIN THIS FINANCING, OUR GROWTH MAY BE IMPAIRED.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new services or enhance our existing services, expand the geographic locations in which we offer our training services, enhance our operating infrastructure and acquire complementary businesses.

In order to expand our business operations, we anticipate that we may have to raise additional funding, estimated to be up to $300,000 over the next 12 months to expand the number of training locations geographically, increase our sales and marketing efforts to increase the number of students and other possible expansion efforts. If we are not able to raise the capital necessary to fund our business expansion objectives, we may have to delay the implementation of our business plan. We do not currently have any arrangements for other financing.

8. IF WE ARE UNABLE TO OBTAIN KEY PERSONNEL OR RETAIN TODD SUDECK, THIS MAY COMPROMISE OUR ABILITY TO SUCCESSFULLY MANAGE OUR BUSINESS AND PURSUE OUR GROWTH STRATEGY.

We depend on the services of our sole director and officer, Todd Sudeck, for the future success of our business, specifically, his sales and marketing services to prospective students and his long-term involvement in the training of qualified, non-mechanical automotive repair technicians. The loss of his services could have an adverse effect on our business, financial condition and results of operations. We do not carry any key personnel life insurance policies on Todd Sudeck and we do not have a contract for his services.

9. OUR SOLE OFFICER AND DIRECTOR OWNS CONTROLLING INTEREST IN OUR OUTSTANDING SHARES OF STOCK AND THEREFORE HAS CONTROL OVER ALL OF OUR CORPORATE DECISIONS. HE MAY MAKE BUSINESS DECISIONS THAT ARE DISADVANTAGEOUS TO OUR MINORITY SHAREHOLDERS.

Todd Sudeck has a controlling interest in our shares of common stock. Accordingly, he will have significant influence in determining the outcome of all corporate transactions or other matters, including the election of directors, mergers, consolidations and the sale of all or substantially all of our assets, as well as the power to prevent or cause a change in control. The interests of Todd Sudeck may differ from the interests of the other investors and may result in corporate decisions that are disadvantageous to other shareholders.

10. WE WERE A "SHELL COMPANY" AND WE WERE REQUIRED TO PROVIDE CERTAIN INFORMATION TO THE PUBLIC PURSUANT TO THE EXCHANGE ACT. WE ARE RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF ALL OF OUR DISCLOSURES. THE FILING OF THIS AMENDMENT TO THE CURRENT REPORT DOES NOT FORECLOSE THE SECURITIES AND EXCHANGE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO OUR FILINGS.

The Securities and Exchange Commission adopted Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act which defines a shell company as a registrant that has no or nominal operations, and either (a) no or nominal assets; (b) assets consisting solely of cash and cash equivalents; or (c) assets consisting of any amount of cash and cash equivalents and nominal other assets. At the time that we acquired The Ding King Training Institute, Inc., we were a shell company. The rules prohibit shell companies from using a Form S-8 to register securities pursuant to employee compensation plans. However, the rules do not prevent us from registering securities pursuant to registration statements. Additionally, the rule regarding Form 8-K requires shell companies to provide more detailed disclosure upon completion of a transaction that causes it to cease being a shell company. We are required to file a Current Report on Form 8-K containing the information required pursuant to Regulation S-K and in a registration statement on Form 10, within four business days following completion of certain transactions. We are no longer a shell and we did not timely include the Form 10 information in the Current Report filed with Securities and Exchange Commission on November 6, 2013. This Amendment to the Current Report on Form 8-K filed on November 6, 2013 is intended to supply the required information. We have been advised that the Division of Enforcement has access to all information we have provided to the staff of the Division of Corporation Finance in connection with our filings with the Securities and Exchange Commission.

The Securities and Exchange Commission adopted a new Rule 144 effective February 15, 2008, which makes resale of restricted securities by shareholders of a shell company more difficult. See discussion in Risk Factors titled Shareholders who hold unregistered shares of our common stock are subject to resale restrictions pursuant to Rule 144, due to our status as a "shell company."

11. SHAREHOLDERS WHO HOLD UNREGISTERED SHARES OF OUR COMMON STOCK ARE SUBJECT TO RESALE RESTRICTIONS PURSUANT TO RULE 144, DUE TO OUR PRIOR STATUS AS A "SHELL COMPANY."

Pursuant to Rule 144 of the Securities Act, we were a "shell company." As such, sales of our unregistered securities pursuant to Rule 144 are not able to be made until (1) we have ceased to be a "shell company; (2) we are subject to Section 13 or 15(d) of the Exchange Act and have filed all of our required periodic reports for at least the previous one year period prior to any sale pursuant to Rule 144; and a period of at least twelve months has elapsed from the date "Form 10 information" has been filed with the Commission reflecting the company's status as a non-"shell company." Because none of our non-registered securities can be sold pursuant to Rule 144, until at least one year after we cease to be a "shell company," any non-registered securities we sell in the future or issue to consultants or employees, in consideration for services rendered or for any other purpose will have no liquidity until and unless such securities are registered with the SEC and/or until a year after we cease to be a "shell company" and have complied with the other requirements of Rule 144, as described above. As a result, it may be harder for us to fund our operations and pay our consultants with our securities instead of cash. Furthermore, it will be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the Securities and Exchange Commission, which could cause us to expend additional resources in the future.

12. THE COMPANY'S AUDITORS HAVE EXPRESSED DOUBTS AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN.

In the opinion of our auditors as reflected in their reports for the years ended September 30, 3013 and September 30, 2012, since we have a history of losses from operations, it raises substantial doubt about the Company's ability to continue as a going concern. There is no assurance that our auditors will not continue to express doubts on our ability to continue as a going concern.

13. TODD SUDECK HAS NO EXPERIENCE RELATED TO PUBLIC COMPANY MANAGEMENT. AS A RESULT, WE MAY BE UNABLE TO MANAGE OUR PUBLIC REPORTING REQUIREMENTS.

Presently, our operations depend entirely on the efforts of our sole officer and director. While he has expertise with which we will rely upon to grow and manage our business operations, he has no experience related to public company management or as a principal accounting officer. Because of this, we may be unable to develop and manage our public reporting requirements. There is no assurance that we will overcome these obstacles.

14. INVESTORS WILL NOT RECEIVE DIVIDEND INCOME FROM AN INVESTMENT IN THE SHARES AND, AS A RESULT, THE PURCHASE OF THE SHARES SHOULD ONLY BE MADE BY AN INVESTOR WHO DOES NOT EXPECT A DIVIDEND RETURN ON THE INVESTMENT.

We have never declared or paid a cash dividend on our shares nor will we in the foreseeable future. We currently intend to retain future earnings, if any, to finance the operation and expansion of our business. Accordingly, investors who anticipate the need for immediate income from their investments by way of cash dividends should refrain from purchasing any of our securities. As we do not intend to declare dividends in the future, you may never see a return on your investment and you indeed may lose your entire investment.

15. OUR SHARES OF COMMON STOCK ARE DEEMED TO BE "PENNY STOCK" WITH A POTENTIAL LIMITED TRADING MARKET.

Our shares of common stock will, in all likelihood, be subject to the "penny stock rules" adopted pursuant to Section 15(g) of the Exchange Act. The penny stock rules apply to non-NASDAQ companies whose common stock trades at less than $5.00 per share or companies which have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). Such rules require, among other things, that brokers who trade "penny stock" to persons other than" established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote and other information under certain circumstances. Many brokers have decided not to trade "penny stock" because of the requirements of the penny stock rules and, as result, the number of broker-dealers willing to act as market makers in such securities is limited. In the event that we remain subject to the "penny stock rules" for any significant period, there may develop an adverse impact on the market, if any, for our securities. Because our securities are subject to the "penny stock rules," investors will find it more difficult to dispose of our securities.

16. FUTURE SALES OF RESTRICTED SHARES COULD DECREASE THE PRICE A WILLING BUYER WOULD PAY FOR SHARES OF OUR COMMON STOCK, COULD CAUSE OUR PRICE TO DECLINE AND COULD IMPAIR OUR ABILITY TO RAISE CAPITAL.

Future sales of common stock by Todd Sudeck or other unregistered shares of stock under exemptions from registration or through a subsequent registered offering could materially adversely affect the market price of our common stock and could materially impair our future ability to raise capital through an offering of equity securities. We are unable to predict the effect, if any, that market sales of these shares, or the availability of these shares for future sale, will have on the prevailing market price of our common stock at any given time.

17. WE WILL INCUR PROFESSIONAL FEES IN CONNECTION WITH BEING A REPORTING COMPANY UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

The Company is subject to the reporting requirements of the Exchange Act and as such, we are required to file Form 10-Ks, Form 10-Qs and Form 8-Ks and other reports with the SEC. We will incur professional fees (i.e., attorney, auditors and filing agents) in connection with the preparation and filing of such reports and we currently anticipate such costs to range from $40,000 to $75,000 per year. If we are unable to file such reports, we will be delinquent in our filings which could adversely affect the marketability of our shares of common interest.

18. THE FAILURE TO COMPLY WITH THE INTERNAL CONTROL EVALUATION AND CERTIFICATION REQUIREMENTS OF SECTION 404 OF SARBANES-OXLEY ACT COULD HARM OUR OPERATIONS AND OUR ABILITY TO COMPLY WITH OUR PERIODIC REPORTING OBLIGATIONS.

As a reporting company under the Exchange Act, we are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We are in the process of further determining whether our existing internal controls over financial reporting systems are compliant with Section 404. This process may divert internal resources and may take a significant amount of time, effort and expense to complete. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire qualified personnel or consultants in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors, which could adversely affect our ability to comply with our periodic reporting obligations under the Exchange Act.

Sales and Marketing Strategy

GENERALLY

Our objective is to become a leading provider of Automotive Appearance training services, including Paintless Dent Repair, throughout the United States. Key elements of our strategy include:

Continuing to target the Small and Medium-Sized Businesses engaged in used car sales, auto body repairs, automobile lease returns and auto auctions as well as individuals interested in opening an Automotive Appearance business. We believe that these target markets offer us the best opportunity to continue building a leading national Automotive Appearance/PDR Training School.

Developing or Acquiring Complementary Services and Technologies. As we market our Automotive Appearance/PDR training services we need to investigate and enter into strategic agreements to expand our business, whether through acquisitions, mergers or integrated marketing efforts through relationships with other vendors or contractors.

Expanding our Distribution Channels. To sell our training services cost efficiently, we plan to establish strategic marketing relationships with organizations that have strong brand recognition with small and medium-sized businesses.

SHARE OF MARKET

The Automotive Appearance/PDR Training services market is an extremely competitive, fragmented and price-sensitive sector and it is difficult to determine our expected market share in this market. Because of the geographic constraints of being located solely in Southern California, we are forced to offer transportation and hotel accommodation package which increases the overall costs to our students. If we can offer our services at locations in other parts of the United States we will likely increase our market share and profit margins. However, we will most likely never be a majority market share holder due to the fragmentation of the market.

COMPLIANCE WITH GOVERNMENT REGULATION

We do not believe that any current government regulations will have a material impact on the way we conduct our business.

RESEARCH AND DEVELOPMENT EXPENDITURES

We have not incurred any other research or development expenditures since our incorporation.

EMPLOYEES

As of the filing date hereof we have 2 full-time employees, including our sole officer and director, and 1 part-time employee. As our business develops, we expect to develop a compensation program for all of our personnel, subject to the approval by our Board of Directors. We further expect that the specific direction, emphasis and components of an executive compensation program will evolve. Factors that may affect our compensation policies include the hiring of full-time employees, converting any independent contractors to employees, our future revenue growth and profitability and the increasing complexity of our business operations.

UNRESOLVED STAFF COMMENTS

As of the date hereof, we had no unresolved staff comments from the Securities and Exchange Commission, except a request in a letter from the staff of the Securities and Exchange Commission, dated November 19, 2013, which requested the requisite Form 10 information, and a letter from the staff of the Securities Exchange Commission, dated December 18, 2013 which addressed certain parts of Amendment No. 2 to the Current Report on Form 8-K/A This Amendment No. 3 to Current Report is intended to provide that information.

2. Financial Information.

Reference is made to the (i) Audited Financial Statements for the periods ended December 31, 2011 and December 31, 2012, (ii) Unaudited Financial Statements for the Nine month periods ended September 30, 2013 and (iii) Unaudited Pro-forma Financial Information as of September 30, 2013, identified as Exhibits 9.1, 9,2 and 9.3 hereto, respectively.

3. Properties.

The Company presently maintains its executive offices, including its training facilities, in a leased facility in Costa Mesa, California. The facility consists of offices and a work area consisting of approximately 2,458 square feet. The current lease expires in July 2015 and is at a rate of $2,090.09 per month. The Company has an option to renew the lease for a two (2) year period with a monthly rental increase of $97.53 upon renewal.

4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information, as of October 31, 2013, with respect to any person (including any "group", as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) who is known to us to be the beneficial owner of more than five percent (5%) of any class of our voting securities, and as to those shares of our equity securities beneficially owned by each of our directors and executive officers and all of our directors and executive officers as a group. Unless otherwise specified in the table below, such information, other than information with respect to our directors and executive officers, is based on a review of statements filed with the Securities and Exchange commission (the "Commission") pursuant to Sections 13 (d), 13 (f), and 13 (g) of the Exchange Act with respect to our common stock. As of October, 31, 2013, there were 206,500,000 shares of our common stock outstanding.

The number of shares of common stock beneficially owned by each person is determined under the rules of the Commission and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within sixty (60) days after the date hereof, through the exercise of any stock option, warrant or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

The table also shows the number of shares beneficially owned as of October 31, 2013 by each of our individual directors and executive officers, by our nominee directors and executive officers and by all our current directors and executive officers as a group.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock

Todd Sudeck	18,250,000	88.37%

Officers and Directors as a group	18,250,000	88.37%
_______________
(1) Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants, or convertible debt currently exercisable or convertible, or exercisable or convertible within 60 days of October 31, 2013 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Percentages are based on a total of shares of common stock outstanding on October 31, 2013, and the shares issuable upon the exercise of options, warrants exercisable, and debt convertible on or within 60 days of October 31, 2013.

There are no arrangements, known to the Company, including any pledge by any person of securities of the Company or any of its parents, the operation of which may at a subsequent date result in a change in control of the Company.

5. Directors and Officers.

The names of our directors and executive officers, their principal occupations, and the year in which each of our directors and executive officers initially joined the board of directors are set forth below.

Name	Age	Position

Todd Sudeck	48	CEO, Chairman, President, Secretary and CFO – appointed on June 7, 2013.

Education and Business Experience

Todd Sudeck, the Company's sole officer and director, has spent the last 20 years owning and operating The Ding King Training Institute, Inc. which became a wholly-owned subsidiary of the Company on October 31, 2013, and for which he serves as the sole officer and director. Historically, Mr. Sudeck has been involved in all aspects of the The Ding King Training Institute, Inc., including finance, sales, marketing and the entity's student business development program.

None of our officers or directors, promoters or control persons have been involved in the past ten years in any of the following:

(1)	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)
Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4)
Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

6. Executive Compensation.

There are no current employment agreements between the Company and its executive officer or understandings regarding future compensation.

Compensation Discussion and Analysis - Executive Officers

Summary Compensation Table - Executive Officers (1)

Name and principal position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation	Total

Todd Sudeck, CEO and	2012	$-	$-	$-	$-	$-	$-	$-	$-
President, CFO and Secretary	2011	$-	$-	$-	$-	$-	$-	$-	$-

(1) This table reflects compensation paid to Mr. Sudeck in his capacity as President and CEO of The Ding King Training Institute, Inc., No salaries were paid to any officer of the Issuer prior to the acquisition of The Ding King Training Institute, Inc.

Grants of Plan-Based Awards Table - Executive Officers

The Company has no plan-based awards program of any sort.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table - Executive Officers

The Company has not, from inception to October 31, 2013, paid any compensation to its executive officers nor has it adopted a plan-based awards program of any sort for them. Mr. Sudeck expects to receive approximately $180,000 in gross salary during the 12 months ended December 31, 2013.

Outstanding Equity Awards at Fiscal Year-End Table - Executive Officers

The Company has no unexercised options, stock that has not vested, or equity incentive plan awards outstanding as of the end of its last completed fiscal year.

Options Exercised and Stock Vested Table - Executive Officers

From inception through October 31, 2013 the Company has not granted any stock options, SARs or similar instruments to its executive officers nor has it adopted an equity incentive plan of any sort for any of them.

Pension Benefits - Executive Officers

The Company has not adopted a pension plan or retirement plan of any sort for the benefit of its officers, directors or employees.

Non-qualified Defined Contribution and Other Non-qualified Deferred Compensation Plans - Executive Officers

The Company has not adopted a Non-qualified Defined Contribution Plan or other Non-qualified Deferred Compensation Plan of any sort for its executive officers.

Potential Payments upon Termination of Change-in-Control - Executive Officers

The Company has entered into no contract, agreement, plan or arrangement, written or unwritten, that provides for payment(s) to any person whatsoever at, following, or in conjunction with any termination, including without limitation resignation, severance, retirement or a constructive termination of any executive officer, or a change in control of the Company or a change in any executive officer’s responsibilities, with respect to such executive officer.

Summary Compensation Table - Directors

Name and principal position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation	Total

Todd Sudeck, Chairman of the	2012	$-	$-	$-	$-	$-	$-	$-	$-
Board and sole director	2011	$-	$-	$-	$-	$-	$-	$-	$-

Grants of Plan-Based Awards Table - Directors

The Company has no plan-based awards program of any sort.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table - Directors

The Company has not, from inception to October 31, 2013, paid any compensation to its directors nor has it adopted a plan-based awards program of any sort for them.

Outstanding Equity Awards at Fiscal Year-End Table - Directors

The Company has no unexercised options, stock that has not vested, or equity incentive plan awards outstanding as of the end of its last completed fiscal year.

Options Exercised and Stock Vested Table - Directors

From inception through October 31, 2013 the Company has not granted any stock options, SARs or similar instruments to its directors nor has it adopted an equity incentive plan of any sort for any of them.

Pension Benefits - Directors

The Company has not adopted a pension plan or retirement plan of any sort for the benefit of its directors.

Non-qualified Defined Contribution and Other Non-qualified Deferred Compensation Plans - Directors

The Company has not adopted a Non-qualified Defined Contribution Plan or other Non-qualified Deferred Compensation Plan of any sort for its directors.

Potential Payments upon Termination of Change-in-Control - Directors

The Company has entered into no contract, agreement, plan or arrangement, written or unwritten, that provides for payment(s) to any person whatsoever at, following, or in conjunction with any termination, including without limitation resignation, severance, retirement or a constructive termination of any director, or a change in control of the Company or a change in any executive officer’s responsibilities, with respect to such director.

7. Certain Relationships and Related Transactions, and Director Independence.

Related Party Transactions.

The Company purchases its paintless repair tools from Dent Tools Direct USA, Inc., (the “Affiliate”) an affiliate through common ownership by Todd Sudeck, our sole officer and director. For the years ended December 31, 2012 and 2011, the Company purchased $37,725 and $53,494 of tools from the Affiliate.

During the year ended December 31, 2011, the Affiliate advanced $10,960 to the Company, of which $5,480 remained outstanding at December 31, 2011. During the year ended December 31, 2012, the Affiliate advanced another $5,000 to the Company, which was repaid during the year. As of December 31, 2012, the outstanding balance owed to the Affiliate was $5,480.

The Company has borrowed funds from the sister of Todd Sudeck. The amounts outstanding at December 31, 2012 and 2011 were $20,836 and $22,073, respectively.

Prior to the acquisition of DKTI by the Company, Mr. Sudeck, treated any expenditures paid by the entity that were personal expenditures in nature as “loans to a shareholder”. Upon completion of the acquisition this treatment ceased and all such prior expenditures for the fiscal year which were treated as loans to a shareholder are being reclassified as W-2 income to Mr. Sudeck.

On August, 1, 2013, Mr. Sudeck became a majority shareholder of the Company as a result of his acquisition of 180,000,000 shares of the Company's common stock from Edward Sanders, the Company's former sole officer and director. Prior to Mr. Sudeck's appointment as the Company's sole officer and director in June, 2013 and subsequent acquisition of the 180,000,000 shares of the Company's common stock from Mr. Sanders, there was no relationship between Todd Sudeck and Edward Sanders or any of his affiliates, except as follows. In the winter of 2012, Mr. Sudeck charged Kenneth Jones, of Orange County, California, a business consultant with whom he had a pre-existing relationship, with the task of locating publicly trading reporting companies that might be suitable merger candidates for DKTI. It was Mr. Jones who brought mLight Tech, Inc. as a possible candidate to Mr. Sudeck.

Director Independence

Our common stock is not listed on a national securities exchange or on any inter-dealer quotation system which has a requirement that a majority of the directors be independent. Our sole member of the Board of Directors, Todd Sudeck, is also our sole officer, and as such is not an independent director.

Legal Proceedings.

We are not currently a party to, nor is any of our property currently the subject of, any material legal proceeding. None of the Company's directors, officers or affiliates is involved in a proceeding adverse to our business or has a material interest adverse to our business.

9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Market Information

Our common stock is traded on the OTCBB and the OTC Markets, Inc. OTCQB systems with the symbol MLGT. Prior to September 2013, the Company's common stock did not trade and no information is available. The following information has been obtained from OTC Markets, Inc.

Period	High Bid	Low Bid
09/01/13 - 09/30/13	$0.10	$0.09
10/01/13 - 12/02/13	$0.05	$0.01

The bid prices are rounded to the closest whole cent and reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Holders

Of the 206,500,000 shares of the Company's common stock outstanding 182,500,000 shares, or 88.37%, are owned by Todd Sudeck, the Company's sole officer and director. Prior to the acquisition of The Ding King Training Institute, Inc., Mr. Sudeck owned 180,000,000 shares or 88.24% of the shares then outstanding.

Dividends

The Company has never paid a dividend, cash or otherwise, to its shareholders. The Company does not expect to pay cash dividends to its shareholders in the foreseeable future.

10. Recent Sales of Unregistered Securities.

Reference is hereby made to Item 3.01, above.

11. Description of Securities.

Our authorized capital consists of 300,000,000 shares of common stock, par value $.0001 per share (the "Common Stock"). At the close of business on October 31, 2013, the Company had 206,500,000 shares of Common Stock and -0- shares of Preferred Stock issued and outstanding.

Common Stock

Holders of the Company's common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of the Company's common stock representing a majority of the voting power of the Company's capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of the Company's outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company's articles of incorporation.

Holders of the Company's common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. The Company's common stock has no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the Company's common stock.

Options and Warrants

The Board of Directors has not approved or implemented any stock option plan or the issuance of any warrants.

Transfer Agent and Registrar

The transfer agent for our common stock is Philadelphia Stock Transfer, Inc., 2320 Haverford Rd., Suite 230, Ardmore, PA 19003, telephone number (484) 416-3124.

Penny Stock

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

●	That a broker or dealer approve a person's account for transactions in penny stocks; and

●	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

●	Obtain financial information and investment experience objectives of the person; and

●
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

●	Sets forth the basis on which the broker or dealer made the suitability determination; and

●	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules will discourage investor interest in and limit the marketability of our common stock.

12.Indemnification of Directors and Officers.

The Company's Articles of Incorporation provide that officers and directors of the Company shall, to the fullest extent permitted by the Florida Business Corporation Act, be indemnified in any action, suit or proceeding by reason of the fact that he or she was an officer or director of the Company and that the Company's Board of Directors has the sole and exclusive discretion to determine the terms and conditions of such indemnification.

13. Financial Statements and Supplementary Data.

Reference is hereby made to (i) the audited Financial Statements of The Ding King Training Institute, Inc, for the years ended December 31, 2012 and 2011(Exhibit 9.1); (ii) Unaudited Financial Statements of The Ding King Institute for the Nine months ended September 30, 2013 and September 30, 2012 (Exhibit 9.2) and (iii) the unaudited Pro-forma Financial Statements for the Company dated September 30, 2013 (Exhibit 9.3).

14. Changes and Disagreements with Accountants on Accounting and Financial Disclosure.

Reference is hereby made to Item 4.01, above.

15. Financial Statements and Exhibits.

Reference is hereby made to Item 9.01, below.

Item 9.01 Financial Statements and Exhibits.

(a) Financial statements of business acquired. The audited financial statements of the acquired business, DKTI, for the fiscal years ended December 31, 2011 and December 31, 2012 are reflected in Exhibit 9.1.

(b) Additional Finanaical statements of business acquired. Unaudited Financial Statements of The Ding King Institute for the Nine months ended September 30, 2013 and September 30, 2012 are reflected in Exhibit 9.2.

(c) Pro forma financial information. The Pro-forma financial information that is required to be filed pursuant to this Item are reflected in Exhibit 9.3.

(d) Shell company transactions. The additional information required by Item 2.01 is set forth in this Form 8-K/A Amendment No. 3 in Item 2.01, above.

(d) Exhibits.

Exhibit Number	Description	Location

2.1	Agreement of Purchase and Sale of Stock dated October 31, 2013, by and among mLight Tech, Inc., The Ding King Training Institute, Inc. and Todd Sudeck. Current Report on Form 8-K dated	Reference is made to Exhibit 2.1 of the Registrant's October 31, 2013 which was filed with the Securities and Exchange Commission on November 6, 2013.

9.1
Audited Financial Statements of The Ding King Training Institute, Inc. for the fiscal years ended December 31, 2011 and December 31, 2012., including the Proposed Audit for Financial Statements for the fiscal years ended December 31, 2011 and December 31, 2012.
Included herein.

9.2	Unaudited Financial Statements of The Ding King Institute for the Nine months ended September 30, 2013 and September 30, 2012.	Included herein.

9.3	Unaudited Pro-forma Financial Information dated September 30, 2013.	Included herein.

16.1	Letter from Messineo & Co., CPAs LLC, dated November 4, 2013, regarding Change in Certifying Accountant.	Reference is made to Exhibit 16.1 of the Registrant's Current Report on Form 8-K dated October 31, 2013 which was filed with the Securities and Exchange Commission on November 6, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

mLight Tech, Inc.

Date: March 20, 2014	By:	/s/ Todd Sudeck
Todd Sudeck
Chief Executive Officer,
Chief Financial Officer, Secretary,
Treasurer, President and Director

EXHIBIT 9.1

Financial Statements
(with Report of Independent Registered Public Accounting Firm Thereon)

DING KING TRAINING INSTITUTE, INC.

As of and for the Years Ended December 31, 2012 and 2011

DING KING TRAINING INSTITUTE, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
Ding King Training Institute, Inc.

We have audited the accompanying balance sheets of Ding King Training Institute, Inc. (the “Company”) as of December 31, 2012 and 2011, and the related statements of operations, shareholder’s equity(deficit), and cash flows for each of the years in the two-year period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ding King Training Institute, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company has suffered recurring losses from operations, a net capital deficiency and debt obligations in default. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ HASKELL & WHITE LLP
April 1, 2014
Irvine, California

DING KING TRAINING INSTITUTE, INC.

Balance Sheets
As of December 31, 2012 and 2011

	2012	2011
ASSETS (Note 3)
Cash and cash equivalents	$13,746	$-
Property and equipment, net	3,565	4,195
Other assets	6,270	6,372
Total assets	$23,581	$10,567

LIABILITIES AND SHAREHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Bank overdraft	$-	$11,614
Accrued liabilities	2,646	9,503
Payroll and sales tax payable	45,808	37,521
Purchase commitment (Note 5)	397,137	397,137
Refundable deposits	1,600	3,400
Accrued interest	184,150	179,933
Notes payable (Notes 3 and 7)	552,316	467,553

Total current liabilities	1,183,657	1,106,661

Commitments and Contingencies (Note 5)

Shareholder’s equity (deficit):

Common stock, 100,000 authorized; 5,000 shares issued and outstanding	5,000	5,000
Shareholder advance (Note 7)	(68,432)	(64,555)
Accumulated deficit	(1,096,644)	(1,036,539)
Total shareholder’s equity (deficit)	(1,160,076)	(1,096,094)
Total liabilities and shareholder’s equity (deficit)	$23,581	$10,567

See accompanying notes to the financial statements

DING KING TRAINING INSTITUTE, INC.

Statements of Operations
For the Years Ended December 31, 2012 and 2011

	2012	2011

Revenue	$713,875	$943,757

Cost of revenues (Note 7)	304,234	463,120

Gross profit	409,641	480,637

Sales and administrative expenses	413,729	396,242

Operating (loss) income	(4,088)	84,395

Interest expense	(55,217)	(45,701)

Income (loss) before income taxes	(59,305)	38,694

Provision for income taxes	800	800

Net (loss) income	$(60,105)	$37,894

See accompanying notes to the financial statements

DING KING TRAINING INSTITUTE, INC.

Statements of Shareholder’s Equity (Deficit)
For the Years Ended December 31, 2012 and 2011

	Common	Shareholder	Accumulated
	Stock	Advance	Deficit	Total

Beginning balance, at January 1, 2011	$5,000	$(25,950)	$(1,074,433)	$(1,095,383)

Advances	-	(38,605)	-	(38,605)

Net income	-	-	37,894	37,894

Balance at December 31, 2011	5,000	(64,555)	(1,036,539)	(1,096,094)

Advances	-	(3,877)	-	(3,877)

Net loss	-	-	(60,105)	(60,105)

Ending balance, at December 31, 2012	$5,000	$(68,432)	$(1,096,644)	$(1,160,076)

See accompanying notes to the financial statements

DING KING TRAINING INSTITUTE, INC.

Statements of Cash Flows
For the Year Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:
Net (loss) income	$(60,105)	$37,894
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation	630	1,010
Change in assets and liabilities:
Other assets	102	-
Accrued liabilities	(6,857)	(119,293)
Payroll and sales tax payable	8,287	33,177
Purchase commitment	-	(4,920)
Refundable deposits	(1,800)	(14,390)
Accrued interest	4,217	54,083

Net cash used in operating activities	(55,526)	(12,439)

Cash flows from financing activities:
Advances to shareholder	(3,877)	(38,605)
Bank overdraft	(11,614)	11,614
Proceeds from notes payable	105,000	38,700
Payments on notes payable	(20,237)	(7,280)

Net cash provided by financing activities	69,272	4,429

Net increase (decrease) in cash and cash equivalents	13,746	(8,010)

Cash and cash equivalents, beginning of year	-	8,010

Cash and cash equivalents, end of year	$13,746	$-

Supplemental Disclosures of Cash Flow Information:

Cash paid for income taxes	$800	$800

Cash paid for interest	$11,000	$1,659

See accompanying notes to the financial statements

DING KING TRAINING INSTITUTE, INC.

Notes to the Financial Statements
December 31, 2012 and 2011

1.	Organization and Summary of Significant Accounting Policies

Nature of Business

The Ding King Training Institute, Inc. (“Company”) operates a vocational training program to teach technicians paintless dent removal for the automotive industry. Technicians are employees of auto body repair shops, car dealers and entrepreneurs looking to start their own business. The Company was incorporated in August 2004 as C-Corporation in the state of California and is located in Costa Mesa, California. The Company is owned by one shareholder.

Going Concern

As shown in the accompanying financial statements, the Company has a history of losses from operations, and as of December 31, 2012, the Company’s liabilities exceeded its assets by approximately $1,100,000. The Company has had difficulty raising capital or obtaining trade credit from vendors. Additionally, the Company’s debt obligations are in default as well as its purchase commitments to vendors. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management has instituted a cost reduction program to mitigate costs. Management has also entered into a merger agreement with a public shell company. See Note 8. Management believes this transaction will provide an improved capital raising opportunity to initiate expansion opportunities and increase advertising capabilities. Management believes these factors will contribute towards achieving profitability. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with a maturity of three months or less, when acquired, including money market accounts, to be cash equivalents. Periodically, the Company maintains cash balances at a bank in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. Management does not believe there is significant credit risk associated with this financial institution.

Revenue Recognition

The Company’s tuition packages vary in price according to the different types of training programs purchased by the students. Upon commencement of the courses, the Company recognizes as revenue any deposits previously received, as they are non-refundable upon commencement of the courses. The remaining tuition from the student or the student’s employer, which is received upon the commencement of the course, is recognized as revenue upon the completion of the training courses, the duration of which is one to two weeks.

DING KING TRAINING INSTITUTE, INC.

Notes to the Financial Statements (continued)
December 31, 2012 and 2011

1.	Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The Company’s revenue recognition policy is based on the revenue recognition criteria established under the SEC’s Staff Accounting Bulletin No. 104. The criteria and how the Company satisfies each element are as follows: (1) persuasive evidence of an arrangement - the Company and the student or the student’s employer (the customer) enters into a signed contract with the Company; (2) delivery has occurred - as noted above, upon the commencement of the course, the deposit is non-refundable per the terms of the signed contract and upon completion of the course, the Company has provided all services to be delivered to the student under the contract; (3) the price is fixed and determinable - the signed contract indicates a fixed dollar amount for the tuition for the courses enrolled by the student; (4) collectability is reasonable assured - the Company receives as payment a deposit and the balance of the tuition before the course is completed and no credit is extended, therefore there is no collection risk.

Credit Risk and Concentrations

The Company no longer grants credit for tuition. Upon enrollment, a 20% deposit is required. The remaining balance for the tuition package is due upon completion of the course, which can be from one to three weeks in duration.

Due to the Company’s recent financial difficulties, the Company has not been able to obtain trade credit from vendors and therefore does not have accounts payable.

Shipping Costs

The Company incurs certain shipping costs related to tools purchased by students as part of their tuition package. These costs are classified on the statements of operations as cost of revenues.

Advertising

The Company’s advertising expenses consist primarily of internet search related costs incurred to drive traffic to the Company’s website. Total expenses for the years ended December 31, 2012 and 2011 were $3,900 and $11,827, respectively.

DING KING TRAINING INSTITUTE, INC.

Notes to the Financial Statements (continued)
December 31, 2012 and 2011

1.	Organization and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is calculated based on the straight-line method over the estimated useful lives of the related assets as summarized below. Major renewals and betterments are capitalized while maintenance costs are expensed as incurred. Depreciation and amortization expense for the years ended December 31, 2012 and 2011 was $630 and $1,010, respectively.

Machinery and equipment	5 - 15 years
Office equipment and equipment	7 years
Leasehold improvements	The shorter of lease term or useful life

               Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting requirements and those imposed under federal and state tax laws. Deferred taxes are provided for timing differences in the recognition of revenue and expenses for income tax and financial reporting purposes and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

DING KING TRAINING INSTITUTE, INC.

Notes to the Financial Statements (continued)
December 31, 2012 and 2011

2.	Payroll Taxes

The Company has accrued for payroll taxes for the years ended December 31, 2012 and 2011; however, these amounts have not been remitted to the appropriate taxing authorities and are delinquent. Management intends to pay this obligation by or before December 31, 2014. The Company may be liable for penalties, including interest for these delinquent taxes. No provision for penalties or interest for these delinquent payments has been accrued as the amounts cannot be reasonably estimated.

3.	Notes Payable

	2012	2011
Note payable to individual, unsecured, 10% interest, balance is in default.	$13,000	$15,000
Note payable to related party individual (Note 7), unsecured, non-interest bearing. The maturity date has been extended indefinitely by the creditor through an oral agreement.	12,836	14,073
Note payable to related party individual (Note 7), unsecured, non-interest bearing, no stated maturity date.	8,000	8,000
Note payable to individual, unsecured, $1,000 interest per month, balance is in default.	25,000	25,000
Note payable to related party (Note 7), unsecured, non-interest bearing, no stated maturity.	5,480	5,480
Note payable to individual, unsecured, 10% interest, balance is in default.	20,000	-
Note payable to individual, unsecured, 10% interest, balance is in default.	68,000	-
Note payable to individual, 10% annual interest. The balance is in default. Demand notice granted a security interest in substantially all the assets of the Company and also contains an undefined conversion feature. (See discussion below and Note 8.)	400,000	400,000
Total	$552,316	$467,553

DING KING TRAINING INSTITUTE, INC.

Notes to the Financial Statements (continued)
December 31, 2012 and 2011

3.	Notes Payable (continued)

Conversion features

As part of a demand for payment agreement for the $400,000 note payable above that extended the repayment date, the Company agreed to grant a security interest in substantially all the assets of the Company. The note is convertible into common stock of the Company at an amount to be determined. Management does not believe a conversion amount has been determined with the creditor. Additionally, a contingent conversion feature was also granted if the Company becomes publically traded, the conversion rate into common stock is to be an undefined “substantial discount”.

Since the terms of the conversion feature were not determined as the parties never agreed to any specific terms, the financial effects of the conversion feature have not been accounted for by the Company. Additionally, as of the balance sheet date, the Company remains a privately-held entity, and therefore there has been no accounting for the contingent conversion feature, since the contingency has not occurred. Subsequent to the year ended December 31, 2012, the Company entered into an agreement to become a public company through a merger with a publicly traded shell company. The effects of this transaction have not been determined by management, nor has management estimated any potential dilution to the shareholders if either conversion feature is exercised by the note holder. See Note 8 Subsequent Events.

4.	Commitments and Contingencies

Operating Lease

The Company leases real property under an operating lease, which commenced in August of 2012 for a two-year term, expiring in July 2014. The Company previously leased real property under an operating lease that expired in November 2011. The Company occupied the premises on a month-to-month basis through July 2012. The total rent expense for the years ended December 31, 2012 and 2011 was $68,891 and $93,193, respectively, including common area maintenance charges. The minimum future payments for the leases are summarized below:

For the Year nding December 31:	Payments
2013	$25,080
2014	14,630
Total	$39,710

DING KING TRAINING INSTITUTE, INC.

Notes to the Financial Statements (continued)
December 31, 2012 and 2011

4.	Commitments and Contingencies (continued)

Defaults

Several of the Company’s notes payable are in default for non-payment. Certain note agreements provide the note holder the right to charge an additional 6% administration fee in the event of non-payment. Management asserts that no note holders have exercised this right under the note agreement. Therefore, the Company has not accrued any amounts for these charges.

5.	Purchase Commitments

The Company received $430,000 in advances for anticipated rebates from purchases of paint and related products from a manufacturer and distributor. In exchange for the advanced funds, the Company agreed to exclusively purchase paint and related products from the manufacturer and distributor over a five and seven year period commencing in 2007 up to a certain dollar volume amount (the “Rebate Agreement(s)”). The Company initially recorded the amount of the advances as a liability on the balance sheet under “Purchase commitments”. Based on the volume of products the Company purchases, this liability is reduced on a pro-rata basis. The Company has not purchased the volume of products at the rate anticipated in the Rebate Agreements. Based on the amount of products purchased to date by the Company, the remaining amount of the rebates advanced is $397,137 as of December 31, 2012 and 2011.

The total dollar amount of products the Company is required to buy under the Rebate Agreement from the distributor was $4.2 million. The Company’s original distributor ceased operations and sold its business to the Company’s current distributor, and management believes the Rebate Agreement was assigned to the current distributor. The Rebate Agreement with the distributor expired in November 2012. The Company has not been contacted by the predecessor or current distributor regarding any breach of contract claims. Management anticipates they will be able to successfully negotiate a revised agreement to fulfill the purchase commitment or obtain a concession from the distributor as the Company is currently purchasing products in the ordinary course of business. In the event the Company cannot negotiate a satisfactory agreement, other vendors exist in the market to purchase these products and management believes there would be no significant impact on the operations of the Company. If the Company is unable to negotiate an extension or concessions to repay the obligation, the Company may incur legal costs of litigation for breach of contract.

DING KING TRAINING INSTITUTE, INC.

Notes to the Financial Statements (continued)
December 31, 2012 and 2011

5.	Purchase Commitments (continued)

The total dollar amount of products the Company is required to buy under the Rebate Agreement from the manufacturer was $1,780,000. The contract with the manufacturer expires in November 2014. If the Company cannot fulfill the purchase obligation, management anticipates they will be able to negotiate a time extension to fulfill the purchase commitment. If the Company is unable to negotiate extensions or concessions to repay the obligation, the Company may incur legal costs of litigation for breach of contract.

6.	Income Taxes

The provision for income taxes for the years ended December 31, 2012 and 2011 consists of the following:

Deferred income taxes reflect the tax effect of temporary differences between the carrying amounts of assets and liabilities for reporting purposes and the amounts used for income tax purposes. The main component of deferred tax assets is the net operating loss (“NOLs”).

The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets, including the amount and timing of future taxable income, and has determined it is more likely than not that the assets will not be realized. Accordingly, a full valuation allowance has been recognized. The total federal NOLs as of December 31, 2012 and 2011 were $848,238 and $158,758, respectively. The total California NOLs as of December 31, 2012 and 2011 were $841,858 and $153,178, respectively.

U.S. generally accepted accounting principles regarding accounting for uncertainty in income taxes defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. A tax position that meets the “more-likely-than-not” criterion shall be measured at the largest amount of benefit that is more than 50% likely of being realized upon ultimate settlement. As of December 31, 2012 and 2011, the Company did not have any material unrecognized tax benefits.

The Company is subject to taxation in the United States and state jurisdictions of which 2009 and forward is open for the examination by the United States and 2008 and forward is subject to examination by state taxing authorities as applicable.

DING KING TRAINING INSTITUTE, INC.

Notes to the Financial Statements (continued)
December 31, 2012 and 2011

7.	Related Party Transactions

Transactions with Owner

The owner of the Company utilizes the Company’s banking function for personal expenses, which are accumulated in the shareholder advance account. As a result of the acquisition transaction described in Note 8, the owner has discontinued this practice. As the owner does not intend to repay the advance, the shareholder advance balance has been presented as a contra-equity account on the balance sheet.

Purchases and Advances from Affiliated Entity

The Company purchases its paintless repair tools from Dent Tools Direct USA, Inc., an affiliate through common ownership. The sole shareholder of the Company also owns 50% of Dent Tools Direct USA, Inc. (“Affiliate”). For the years ended December 31, 2012 and 2011, the Company purchased $37,725 and $53,494 of tools from the Affiliate, of which no amounts were outstanding at December 31, 2012 or 2011.

During the year ended December 31, 2011, the Affiliate advanced $10,960 to the Company, of which $5,480 remained outstanding at December 31, 2011. During the year ended December 31, 2012, the Affiliate advanced another $5,000 to the Company, which was repaid during the year. As of December 31, 2012, the outstanding balance owed to the Affiliate was $5,480 (Note 3).

Borrowing from Relative

The Company has borrowed funds from the shareholder’s sister. The amounts outstanding at December 31, 2012 and 2011 were $20,836 and $22,073, respectively (Note 3).

8.	Subsequent Events

Management has evaluated subsequent events through April 1, 2014, the date the financial statements were available to be issued.

Settlements of Notes Payable

Subsequent to year end, the Company obtained an unconditional release from the holder of a certain $400,000 note payable who acknowledged in writing that the statute of limitations bars him from any collection efforts and that the terms of the proposed security interest and stock conversion features were never formally made part of the note and, therefore, are no longer enforceable.

DING KING TRAINING INSTITUTE, INC.

Notes to the Financial Statements (continued)
December 31, 2012 and 2011

8.	Subsequent Events (continued)

Settlements of Notes Payable (continued)

The Company has made payments on two notes payable for approximately $38,000 and has extended the repayment terms of the notes payable with related parties.

Acquisition Agreement

In August 2013, the Company entered into a binding letter of intent to be acquired by mLight Tech, Inc., a public shell company. mLight Tech, Inc. agreed to acquire 100% of the outstanding stock of the Company. Management believes this will be accounted for as a recapitalization, whereby Ding King Training Institute, Inc. will be deemed as the acquirer for accounting purposes and mLight Tech, Inc. will be the legal acquirer.

EXHIBIT 9.2

Financial Statements
(with Report of Independent Registered Public Accounting Firm thereon)

DING KING TRAINING INSTITUTE, INC.

As of September 30, 2013 and December 31, 2012 and for the Nine Month Periods Ended
September 30, 2013 and 2012

DING KING TRAINING INSTITUTE, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Ding King Training Institute, Inc.

We have reviewed the balance sheet of Ding King Training Institute, Inc. (“Company”) as of September 30, 2013, and the related statements of operations and cash flows for the nine-month periods ended September 30, 2013 and 2012. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustment that might be necessary should the Company be unable to continue as a going concern.

We have also audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the balance sheet of Ding King Training Institute, Inc. as of December 31, 2012, and the related statements of operations, retained earnings, and cash flows for the year then ended (not presented herein); and in our report dated April 1, 2014, we expressed an unqualified opinion on those financial statements with an emphasis of a matter paragraph indicating that there is substantial doubt regarding the Company’s ability to continue as going concern. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2012, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

/S/ HASKELL & WHITE LLP
Irvine, California April 1, 2014

Ding King Training Institute, Inc.
Balance Sheets

	September 30, 2013	December 31, 2012
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$-	$13,746
Accounts receivable	88,583	-
Total current assets	88,583	13,746

Property and equipment, net	5,428	3,565
Security deposit	6,270	6,270
Total Assets	$100,281	$23,581

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Bank overdraft	$3,499	$-
Accounts payable	6,616	-
Accrued expenses	71,645	48,454
Accrued interest	71,523	184,150
Refundable deposits	800	1,600
Purchase commitments	397,137	397,137
Notes payable	164,970	552,316
Total current liabilities	716,189	1,183,657

Commitments and contingencies (Notes 5 and 6)

Stockholders' deficit
Common stock, 100,000 shares authorized; 5,000 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively	5,000	5,000
Shareholder’s advance	-	(68,432
Accumulated deficit	(620,908)	(1,096,644
Total stockholders' deficit	(615,908)	(1,160,076

Total liabilities and stockholders' deficit	$100,281	$23,581

The accompanying notes are an integral part of these unaudited financial statements.

Ding King Training Institute, Inc.
Statements of Operations
(Unaudited)

	For the nine months ended September 30,
	2013	2012

Revenues	$636,962	$586,689

Cost of revenues	240,417	310,770

Gross profit	396,545	275,919

Operating expenses
Selling, general and administrative	427,132	313,832
Depreciation	505	473
Total operating expenses	427,637	314,305

Loss from continuing operations	(31,091)	(38,386)

Other income (expenses)
Interest expense	(12,373)	(44,399)
Debt extinguishment	520,000	-
Total other income (expenses)	507,627	(44,399)
Income (loss) from continuing operations before income tax	476,536	(82,785)

Provision for income tax	(800)	(800)

Net income (loss)	$475,736	$(83,585)

The accompanying notes are an integral part of these unaudited financial statements.

Ding King Training Institute, Inc.
Statements of Stockholders' Deficit
From January 1, 2013 to September 30, 2013
(Unaudited)

	Common Stock		Shareholder Advance	Accumulated Deficit	Total

Balance – January 1, 2013	5,000	$5,000	$(68,432)	$(1,096,644)	$(1,160,076)
Compensation to shareholder	-	-	68,432	-	68,432
Net income	-	-	-	475,736	475,736
Balance – September 30, 2013	5,000	$5,000	$-	$(620,908)	$(615,908)

The accompanying notes are an integral part of these unaudited financial statements.

Ding King Training Institute, Inc.
Statements of Cash Flows
(Unaudited)

	For the nine months ended September 30,
	2013	2012
Cash flows from operating activities
Net income (loss)	$475,736	$(83,585)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	505	473
Gain on extinguishment of debt	(520,000)	-
Shareholder’s advance converted to compensation	68,432	-
Changes in operating assets and liabilities
Accounts receivable	(88,583)	(1,000)
Bank overdraft	3,499	(11,614)
Accounts payable	6,616	21,117
Accrued expenses	23,191	(3,632)
Accrued interest	7,373	36,399
Refundable deposits	(800)	24,100
Net cash used in operating activities	(24,032)	(17,742)

Cash flows from investing activities
Acquisition of property and equipment	(2,368)	-
Net cash used in investing activities	(2,368)	-

Cash flows from financing activities
Cash proceeds from note payable	35,000	35,000
Cash received from repayment of shareholder’s advance	-	15,530
Repayment of notes payable	(22,346)	(17,237)
Net cash provided by financing activities	12,654	33,293

Net increase (decrease) in cash and cash equivalents	(13,746)	15,551

Cash and cash equivalents at beginning of period	13,746	-

Cash and cash equivalents at the end of period	$-	$15,551

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$-	$800
Cash paid for interest	$5,000	$8,000

The accompanying notes are an integral part of these unaudited financial statements.

Ding King Training Institute, Inc.
Notes to Financial Statements
September 30, 2013
(Unaudited)

NOTE 1 – Nature of Operations and Going Concern

As used herein and except as otherwise noted, the term “Company”, “it(s)”, “our”, “us”, “we” and “DKTI” shall mean Ding King Training Institute, Inc., a California corporation.

DKTI was incorporated in the State of California in August 2004, to train individuals for a career as a technician in the Automotive Appearance Industry, which includes paintless dent repair, interior restoration, windshield repair, window detailing, odour removal, detailing and alloy wheel repair. The individual students are employees of auto body shops, car dealers and entrepreneurs looking to start their own businesses.

As shown in the accompanying financial statements, the Company has a history of losses from operations. As of September 30, 2013, the Company’s liabilities exceeded its assets by $615,908. Although the Company reported a net profit of $475,736 for the nine months ended September 30, 2013, the profit originated due to non-cash debt extinguishment of $520,000 as a result of expiration of the statute of limitations for the debt-holder to claim payment of the debt. The Company has an accumulated deficit of $620,908 as of September 30, 2013. The Company has had difficulty raising capital or obtaining trade credit from vendors. Additionally, the Company has experienced delays in paying its debt obligations on time and has been unable to satisfy its purchase commitments to vendors. These factors raise a substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

On October 31, 2013, the Company merged with mLight Tech, Inc. and believes this transaction will provide an improved capital raising opportunity to initiate expansion opportunities and increase advertising capabilities. Management believes these factors will contribute towards achieving profitability of the Company. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 2 – Summary of Significant Accounting Policies

The following summary of significant accounting policies of the Company is presented to assist in the understanding of the Company’s financial statements. The financial statements and notes are the representation of the Company’s management who is responsible for their integrity and objectivity. The financial statements of the Company conform to accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

Accounts Receivable
Accounts receivable represent income earned from licensing revenue from an affiliate (Note 7) and training provided to students for which the Company has not yet received payment. Accounts receivable are recorded at the invoiced amount and stated at the amount management expect to collect from balances outstanding at period-end. The Company estimates the allowance for doubtful accounts based on an analysis of specific accounts and an assessment of the customer’s ability to pay.

Property and Equipment
Property and equipment are stated at cost. Depreciation of property and equipment is calculated based on the straight-line method over the estimated useful lives of the related assets as summarized below. Major renewals and betterments are capitalized while maintenance costs are expensed as incurred. Depreciation and amortization expense for the nine months ended September 30, 2013 and 2012 was $505 and $473, respectively.

Machinery and equipment	5 - 15 years
Office equipment and equipment	7 years
Leasehold improvements	Shorter of lease term or useful life

Fair value of Financial Instruments and Fair Value Measurements
ASC 820, “Fair Value Measurements and Disclosures”, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1
Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2
Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3
Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist principally of cash, accounts receivable, accounts payable, accrued liabilities, and short term loans. Pursuant to ASC 820 and ASC 825, “Financial Instruments”, the fair value of our cash equivalents is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations. The Company had no financial assets or liabilities carried and measured on a non-recurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared.

Revenue Recognition
The Company’s tuition packages vary in price according to the different types of training programs purchased by the students. Upon commencement of the courses, the Company recognizes as revenue any deposits previously received, as they are non-refundable upon commencement of the courses. The remaining tuition from the student or the student’s employer, which is received upon the commencement of the course, is recognized as revenue upon the completion of the training courses, the duration of which is one to two weeks.

The Company’s revenue recognition policy is based on the revenue recognition criteria established under the SEC’s Staff Accounting Bulletin No. 104. The criteria and how the Company satisfies each element are as follows: (1) persuasive evidence of an arrangement - the Company and the student or the student’s employer (the customer) enters into a signed contract with the Company; (2) delivery has occurred - as noted above, upon the commencement of the course, the deposit is non-refundable per the terms of the signed contract and upon completion of the course, the Company has provided all services to be delivered to the student under the contract; (3) the price is fixed and determinable - the signed contract indicates a fixed dollar amount for the tuition for the courses enrolled by the student; (4) collectability is reasonable assured - the Company receives as payment a deposit and the balance of the tuition before the course is completed and no credit is extended, therefore there is no collection risk.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting requirements and those imposed under federal and state tax laws. Deferred taxes are provided for timing differences in the recognition of revenue and expenses for income tax and financial reporting purposes and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Recent Accounting Pronouncements
The Company has implemented all new accounting pronouncements that are in effect and that may impact its consolidated financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3 – Payroll Taxes

The Company has accrued for payroll taxes for the years ended December 31, 2012 and 2011; however, these amounts have not been fully remitted to the appropriate taxing authorities and are delinquent. The outstanding balance as of September 30, 2013 is $68,083. Management intends to pay this obligation by or before December 31, 2014. The Company may be liable for penalties, including interest for these delinquent taxes. No provision for penalties or interest for these delinquent payments has been accrued as the amounts cannot be reasonably estimated.

NOTE 4 – Notes Payable

Notes payable consist of:

	September 30, 2013 (Unaudited)	December 31, 2012
Note payable to a related party individual (Note 7), unsecured, non-interest bearing, no stated maturity date	$8,000	$8,000
Note payable to an individual, unsecured, $1,000 interest per month	25,000	25,000
Note payable to a related party (Note 7), unsecured, non-interest bearing, no stated maturity date	5,480	5,480
Note payable to an individual, unsecured, 10% interest per annum, due December 31, 2014	50,000	20,000
Note payable to an individual, unsecured, 10% interest per annum, due December 31, 2014	68,000	68,000
Note payable to a related party individual (Note 7), unsecured, non-interest bearing	7,590	12,836
Note payable to an individual, unsecured, 10% interest per annum	900	13,000
Note payable to an individual, 10% interest per annum. Demand notice granted a security interest in substantially all the assets of the Company.	-	400,000
	164,970	552,316
All current	$164,970	$552,316

The Company has been late in making payments on certain notes above. For the nine months ended September 30, 2013, the Company borrowed an additional $35,000 from a note-holder and made cash payments of $22,346 towards the notes payable. In addition, note payable to an individual in the principal amount of $400,000 plus $120,000 of accrued interest was extinguished as a result of expiration of statute of limitation for the debt-holder to claim the debt. The Company has recorded a gain of $520,000 on extinguishment of debt for the nine months ended September 30, 2013. The Company has recorded $12,373 and $44,399 as interest expense for the nine months ended September 30, 2013 and 2012, respectively.

NOTE 5 – Commitments and Contingencies

Operating Lease
The Company leases real property under a month-to-month operating lease, which commenced in August of 2012 for a two-year term, expiring in July 2014. The total rent expense including common area maintenance charges for the nine months ended September 30, 2013 and 2012 was $19,004 and $56,248, respectively. The minimum future payments for the lease commitments are summarized below:

For the year
ending December 31:	Payments
2013	$6,270
2014	14,631
Total	$20,901

Defaults
The Company has been late in making monthly note payments on some of the notes payable. Certain note agreements provide the note holder the right to charge additional administration fee in the event of non-payment. Management asserts that no note holders have exercised this right under the note agreement. Therefore, the Company has not accrued any amounts for these charges as of September 30, 2013 and 2012, respectively.

NOTE 6 – Purchase Commitments

The Company received $430,000 in advances for anticipated rebates from purchases of paint and related products from a manufacturer and distributor. In exchange for the advanced funds, the Company agreed to exclusively purchase paint and related products from the manufacturer and distributor over a five and seven year period commencing in 2007 up to a certain dollar volume amount (the “Rebate Agreement(s)”). The Company initially recorded the amount of the advances as a liability on the balance sheet under “Purchase commitments”. Based on the volume of products the Company purchases, this liability is reduced on a pro-rata basis. The Company has not purchased the volume of products at the rate anticipated in the Rebate Agreements. Based on the amount of products purchased to date by the Company, the remaining amount of the rebates advanced is $397,137 as of September 30, 2013 and December 31, 2012.

The total dollar amount of products the Company is required to buy under the Rebate Agreement from the distributor was $4.2 million. The Company’s original distributor ceased operations and sold its business to the Company’s current distributor, and management believes the Rebate Agreement was assigned to the current distributor. The Rebate Agreement with the distributor expired in November 2012. The Company has not been contacted by the predecessor or current distributor regarding any breach of contract claims. Management anticipates they will be able to successfully negotiate a revised agreement to fulfill the purchase commitment or obtain a concession from the distributor as the Company is currently purchasing products in the ordinary course of business. In the event the Company cannot negotiate a satisfactory agreement, other vendors exist in the market to purchase these products and management believes there would be no significant impact on the operations of the Company. If the Company is unable to negotiate an extension or concessions to repay the obligation, the Company may incur legal costs of litigation for breach of contract.

The total dollar amount of products the Company is required to buy under the Rebate Agreement from the manufacturer was $1,780,000. The contract with the manufacturer expires in November 2014. If the Company cannot fulfill the purchase obligation, management anticipates they will be able to negotiate a time extension to fulfill the purchase commitment. If the Company is unable to negotiate extensions or concessions to repay the obligation, the Company may incur legal costs of litigation for breach of contract.

NOTE 7 – Related Party Transactions

Transactions with the Shareholder
The principal shareholder/officer of the Company utilized the Company’s banking function for personal expenses which are accumulated in the shareholder advance account. The shareholder has discontinued this practice upon the acquisition of DKTI (Note 8) and the shareholder advance balance of $68,432 as of September 30, 2013 has been recorded as compensation to the officer.

Purchases and Advances from Affiliated Entity
The Company purchases its paintless repair tools from Dent Tools Direct USA, Inc. (“Dent Tools”), an affiliate through common ownership. The principal shareholder of the Company also owns 50% of Dent Tools. On January 17, 2014, the principal shareholder of the Company divested his ownership interest in Dent Tools for $1 consideration. For the nine months ended September 30, 2013 and 2012, the Company purchased $69,375 and $0 of tools from Dent Tools, of which no amounts were outstanding at September 30, 2013.

On January 4, 2013, DKTI entered into a licensing agreement with Dent Tools whereby, DKTI granted an exclusive license to sell Dent Tools merchandise online under the Ding King name and logo on the DKTI website. Dent Tools agreed to pay DKTI a royalty of $300,000 over a 24 month period. The payment terms agreed for licensing were a monthly payment of $20,000 for the calendar year 2013 and the remaining balance of $60,000 to be paid at the monthly amount of $5,000 over the next twelve months. The Company has recognized $180,000 in licensing revenue for the nine month period ended September 30, 2013. The Company’s outstanding receivable for licensing revenue from Dent Tools is $68,774 as of September 30, 2013.

Dent Tools had advanced $10,960 to the Company in 2011 of which $5,480 remained outstanding at September 30, 2013 and December 31, 2012, respectively (Note 4).

Borrowing from Relative
The Company has two promissory notes payable to the principal shareholder’s sister in the amount of $20,836 for the funds borrowed during the years ended December 31, 2012 and 2011. The Company paid $5,246 towards the promissory notes during the nine months ended September 30, 2013. The net amounts payable at September 30, 2013 and December 31, 2012 were $15,590 and $20,836, respectively (Note 4).

NOTE 8 – Subsequent Events

Management has evaluated subsequent events through April 1, 2014, the date the financial statements were available to be issued.

On October 31, 2013, mLight entered into an Agreement of Purchase and Sale of Stock (the “Agreement”) with DKTI and the individual standing as the sole equity-holder of DKTI (the “Equity-Holder”). The Equity-Holder is also the majority shareholder, sole Director, Chief Executive Officer, President, Secretary, Chief Financial Officer and Treasurer of mLight. Pursuant to the terms of the Agreement, mLight acquired one hundred percent (100%) of the issued and outstanding capital stock of DKTI in exchange for the issuance of two million five hundred thousand (2,500,000) restricted common shares of the mLight’s common stock. For the accounting treatment, the merger is accounted for as a recapitalization. DKTI is deemed as the acquirer for financial reporting purposes and mLight Tech, Inc. is the acquired company.

DKTI’s balance sheet (unaudited) as of October 31, 2013, the date of acquisition, is as follows:

Assets acquired:
Cash & cash equivalents	$7,938
Accounts receivable	66,334
Other current assets	2,077
Property & equipment, net	6,220
Security deposits	6,270
Total Assets acquired	$88,839

Liabilities assumed:
Accounts payable	$6,615
Accrued liabilities	71,424
Accrued interest	72,835
Notes payable	157,380
Purchase commitments	397,137
Total Liabilities assumed	$705,391

Stockholder's deficit:
Common stock	$5,000
Accumulated deficit	(621,552)
Total stockholder's deficit	(616,552)

Total Liabilities and Stockholder's Deficit	$88,839

EXHIBIT 9.3

mLight Tech, Inc.
Unaudited Pro-forma Financial Information

The following presents our unaudited pro-forma financial information. The pro-forma adjustments to the balance sheet give effect to the acquisition of Ding King Training Institute, Inc. as if the transaction occurred on September 30, 2013. The pro-forma statements of operations give effect to the business acquisitions of Ding King Training Institute, Inc., as if the acquisitions had occurred at October 1, 2012. The pro-forma adjustments are based upon available information and certain assumptions that we believe are reasonable. We have elected to maintain our fiscal year end as September 30th.

The unaudited pro-forma financial information is for informational purposes only and does not purport to present what our results would actually have been had these transactions actually occurred on the dates presented or to project our results of operations or financial position for any future period. The information set forth below should be read together with the significant notes and assumptions to the pro-forma statements, and the mLight tech, Inc. Annual Report on Form 10-K for the fiscal year ended September 30, 2012 which is incorporated by reference in this Form 8-K/A, and the audited financial statements of Ding King Training Institute, Inc. for the years ended December 31, 2012 and 2011, including the notes thereto, and the unaudited financial statements of Ding King Training Institute, Inc. for the twelve months ended September 30, 2013, including the notes thereto, included in this Form 8-K/A.

MLIGHT TECH, INC.
PRO FORMA BALANCE SHEETS
SEPTEMBER 30, 2013
(UNAUDITED)

	Historical		Pro-forma Adjustments
	Acquirer MLIGHT	Acquiree DKTI	Debit		Credit	Pro-Forma

ASSETS
Current Assets:
Cash & cash equivalents	$2,958	$-	$		$	$2,958
Accounts receivable, net	-	35,029				35,029
Total current assets	2,958	35,029				37,987

Property and equipment, net	-	4,540				4,540

Total Assets	$2,958	$39,569				$42,527

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
Cash overdraft	$-	$3,498	$		$	$3,498
Accounts payable	1,802	6,616				8,418
Accrued liabilities	-	69,375				69,375
Purchase commitments		397,137				397,137
Note payable	10,000	564,970				574,970
Accrued interest	-	193,789				193,789
Total current liabilities	11,802	1,235,385				1,247,187

Stockholders' Deficit:
Common stock, Authorized 300,000,000 common shares, $0.0001 par value, 206,500,000 shares issued and outstanding at September 30, 2013	20,400					20,650
Capital stock		5,000	5,000	A1
				A2	250

Additional paid in capital	600	-	250	A2		5,350
				A1	5,000

Shareholder advance		(154,936)				(154,936)

Accumulated deficit	(29,844)	(1,045,880)				(1,075,724)

Total stockholders' deficit	(8,844)	(1,195,816)				(1,204,660)

Total Liabilities and Stockholders' Deficit	$2,958	$39,569	$5,250		$5,250	$42,527

See Unaudited Significant Notes and Assumptions to Pro Forma Financial Statements.

MLIGHT TECH, INC.
PRO FORMA STATEMENTS OF OPERATIONS
FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2013
(UNAUDITED)

	Historical		Pro Forma Adjustments
	Acquirer MLIGHT	Acquiree DKTI	Debit	Credit	Pro Forma

Revenues	$-	$636,390	$	$	$636,390

Cost of goods sold	-	187,950			187,950

Gross profit	-	448,440			448,440

Operating expenses
Selling, general & administrative	4,995	341,919			346,914

Depreciation and amortization	-	630			630

Total operating expenses	4,995	342,549			347,544

Income (loss) from operations	(4,995)	105,891			100,896

Non-operating income (expense):
Interest expense	(199)	(61,856)			(62,055)
Total non-operating income (expense)	(199)	(61,856)			(62,055)

Income (loss) from continuing operations before income tax	(5,194)	44,035			38,841

Provision for income tax	-	-			-

Net income (loss)	(5,194)	44,035	-	-	38,841

Other comprehensive income (loss):
Unrealized gain (loss) on marketable securities	-	-			-

Comprehensive income (loss)	$(5,194)	$44,035	$-	$-	$38,841

Net loss per common share and equivalents - basic and diluted loss from operations					$0.00

Weighted average shares of share capital outstanding - basic and diluted					206,500,000

Weighted average number of shares used to compute basic and diluted loss per share for the year ended September 30, 2013 is the same since the effect of dilutive securities is anti-dilutive.

See Unaudited Significant Notes and Assumptions to Pro Forma Financial Statements.

MLIGHT TECH, INC.
Significant Notes and Assumptions to Pro-Forma Financial Statements
(Unaudited)

On October 31, 2013, mLight Tech, Inc., a Florida corporation (herein referred to as the “Company”, “we”, “it” “us”) entered into an Agreement of Purchase and Sale of Stock (the “Agreement”) with The Ding King Training Institute, Inc., a California corporation (“DKTI”) and the individual standing as the sole equity-holder of DKTI (the “Equity-Holder”). The Equity-Holder, Todd Sudeck, is also the majority shareholder, sole Director, Chief Executive Officer, President, Secretary, Chief Financial Officer and Treasurer of the Company. Pursuant to the terms of the Agreement, the Company acquired one hundred percent (100%) of the issued and outstanding capital stock of DKTI in exchange for the issuance of Two Million Five Hundred Thousand (2,500,000) restricted shares of the Company's Common Stock valued at $24,750, at the closing share price of the Company’s common shares on the date of completion of the acquisition. This summary of the Agreement does not purport to be a complete statement of the terms of the Agreement. The merger transaction closed on October 31, 2013. The summary is qualified in its entirety by reference to the full text of the Agreement which was filed with this Current Report on Form 8-K (the “Report”) on November 5, 2013 and is incorporated herein by reference herein.

On October 31, 2013, we entered into an Agreement with DKTI. At the closing, DKTI merged into the Company and for accounting purposes, the transaction was treated as a merger of two entities under common management and common control. The merger transaction closed effective October 31, 2013. On October 31, 2013, the sole owner of DKTI received 2,500,000 shares of common stock of the Company in exchange for 100% ownership of DKTI. The common shares issued by us to this shareholder of DKTI have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The accompanying unaudited pro-forma financial information reflects the financial statements of mLight Tech, Inc. and DKTI. The pro-forma adjustments to the balance sheet give effect to the acquisitions of DKTI as if the transaction occurred on September 30, 2013. The pro-forma adjustments to the statements of operations give effect to the acquisitions as if the transaction occurred on October 1, 2012.

Significant assumptions include:

The shares issued to the owner of DKTI were contractually valued at $24,750 based on issuance of 2,500,000 shares of our common stock valued at $0.0001 per share which was based on the closing price per share on the date of closing the transaction.

Depreciation of property and equipment has been given effect to the acquisitions as if the merger occurred on October 1, 2012.

The following reflect the pro-forma adjustments as at September 30, 2013:

MLIGHT TECH, INC.
PRO FORMA ADJUSTMENTS
SEPTEMBER 30, 2013
(UNAUDITED)

		Debit	Credit

A1	Common stock	$5,000	$
	Additional paid in capital		5,000
	To remove the common stock of the acquiree.

A2	Additional paid in capital	250
	Common stock		250
	To record the issuance of 2,500,000 shares of common stock pursuant to the purchase agreement.

	Total	$5,250	$5,250

See Unaudited Significant Notes and Assumptions to Pro Forma Financial Statements.